Exhibit 1.01

Edwards Lifesciences Corporation

Conflict Minerals Report

For the Year Ended December 31, 2020

OVERVIEW

Edwards Lifesciences Corporation (“Edwards,” and also referred to as “we,” “us,” or “our”) is the global leader in patient-focused medical innovations for structural heart disease and critical care monitoring. This conflict minerals report (this “Report”) relates to the process undertaken for Edwards’ products that were manufactured, or contracted to be manufactured, during 2020 and that contain 3TG. For purposes of this Report, “3TG” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

Driven by a passion to help patients, we partner with the world’s leading clinicians and researchers and invest in research and development to transform care for those impacted by structural heart disease or who require hemodynamic monitoring during surgery or in intensive care. A pioneer in the development of heart valve therapies, we are the world’s leading manufacturer of heart valve systems and repair products used to replace or repair a patient’s diseased or defective heart valve. Our innovative work in heart valves encompasses both surgical and transcatheter therapies for heart valve replacement and repair. We are also a global leader in hemodynamic monitoring systems used to measure a patient’s cardiovascular function in the hospital setting.

Our products and technologies are categorized into four mains areas: Transcatheter Aortic Valve Replacement (formerly Transcatheter Heart Valve Therapy), Surgical Structural Heart (formerly Surgical Heart Valve Therapy), Critical Care and Transcatheter Mitral and Tricuspid Therapies. Our in-scope products under the Conflict Minerals Rule for 2020 consist solely of the critical care monitors sold by our Critical Care business.

MANAGEMENT SYSTEMS

Edwards seeks to reduce environmental and human health impacts from our use of materials in products, including in connection with the sourcing of 3TG.

Edwards has established management systems in accordance with Step 1 of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Due Diligence Guidance”).

These systems include the following:

A.

Edwards maintains and communicates via our website our policy on conflicts minerals in our supply chain and our Responsible Supply Chain policy. Among other things, our Responsible Supply Chain Policy indicates that we are committed to conducting business only with suppliers who adhere to ethical business practices.

•	As part of our smelter RCOI (as defined below), we provide copies of our Conflict Minerals Policy to our suppliers that provide us with components containing 3TG.

•

The Conflict Minerals Policy is publicly available on our website at www.edwards.com under “About Us—Corporate Responsibility—Sustainability—Responsible Supply Chain” or directly at http://ir.edwards.com/static-files/2acac7f8-3733-4cab-a570-acb62a5a4af7. In addition, our Responsible Supply Chain policy is available on our website at http://ir.edwards.com/static-files/77767505-f949-409a-86b5-fb08ec7f2d31. Information on our website is not part of this Report and is not incorporated by reference herein.

•

We expect our suppliers to source responsibly from the Democratic Republic of the Congo and its surrounding region (the “covered countries”), and whenever possible from sources that are listed as “conformant.”

B.	Edwards has structured internal management to support supply chain due diligence.

•

We have dedicated personnel and funds supporting the operation and monitoring of our 3TG compliance program. Day-to-day operation and oversight of the program rests with our Global Supply Chain Product Stewardship group. In addition, Edwards maintains a cross-functional team, under the auspices of its Corporate Sustainability Council, which includes senior personnel from different functional areas of our Company, including Corporate Responsibility, Global Legal, Corporate Strategy, Global Quality, Operations, Supply Chain, and Environmental Health & Safety, to support supply chain due diligence and implementation and monitoring of our compliance program. Executive leadership of our 3TG compliance program rests with our Vice President of Global Supply Chain, a member of our senior management team, and our supply chain findings are reported to the Audit Committee of our Board of Directors.

•

We use an external consulting firm to assist with supplier outreach, data validation and smelter analysis. Some of the activities discussed in this report were performed on our behalf by the consulting firm. We also use specialist outside counsel to advise on selected aspects of our program.

C.

We have established a system of transparency, information collection and control over the supply chain, including the RCOI and due diligence procedures described below. We use the industry-standard Conflict Minerals Reporting Template (“CMRT” or the “Template”) developed by the Responsible Minerals Initiative (the “RMI”) to identify smelters and refiners (which, for brevity, we generally refer to collectively as smelters in this Report) in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their components, parts and products, as well as information concerning their related compliance efforts. We have procedures to maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database for at least five years.

D.	We periodically provide training to relevant employees on our policies and procedures relating to the sourcing of 3TG.

E.	We strengthen our engagement with suppliers, by:

•	Directly engaging suppliers during the RCOI process;

•	Reviewing supplier responses as part of the RCOI process; and

•

Engaging in additional outreach to suppliers that identify high-risk smelters and refiners in their CMRTs, requesting them to provide product level 3TG information (i.e., information specific to the 3TG contained in our in-scope products); this is intended to improve the quality of supplier responses and help us to mitigate risk.

F.	Edwards maintains various grievance mechanisms for stakeholders to report concerns relating to 3TG sourcing.

•	We recognize the RMI’s online grievance mechanism as a valid source of smelter- or mine-level grievances.

•

A company-wide grievance mechanism is also available, through which our employees, suppliers and other third parties can confidentially report a violation of our policies without fear of retaliation. That grievance mechanism is available here: www.reportlineweb.com/edwards.

•	We also maintain an e-mail address (conflict_minerals@edwards.com) for suppliers and employees to ask questions and voice concerns.

REASONABLE COUNTRY OF ORIGIN INQUIRY

For the 2020 reporting period, Edwards conducted two stages of reasonable country of origin inquiry (“RCOI”), supplier and smelter, in accordance with the Conflict Minerals Rule and the OECD Due Diligence Guidance.

Supplier Scoping Process and RCOI

We designed our supplier RCOI process to identify the smelters in our supply chain and to determine whether 3TG in our in-scope products originated in a covered country. This process included the following steps:

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Developing a list of suppliers that provided us with components containing 3TG. As part of materials management, when a new supplier is to be added or a new part is to be purchased, we require the supplier to complete a survey that, among other things, requires it to provide information on the materials content of the parts to be purchased from that supplier. This information also is requested if there is a manufacturing process change, material composition change, supplier location change or change of an indirect or sub-tier supplier. For 2020, our outreach included 57 suppliers that we identified as potentially having provided us with components containing 3TG.

•

Contacting each supplier and requesting a CMRT that included its smelter information. We follow up by email or phone with suppliers that do not respond to the request to complete a CMRT within a specified time frame. We have an escalation process under which internal personnel and external consultants that interact with suppliers reach out to non-responsive suppliers. For 2020, 93% of the suppliers responded to our inquiries. Our response rate increased slightly from 92% last year.

•

Reviewing supplier responses and CMRTs for accuracy and completeness. We follow up by email or phone with suppliers that submit an incomplete response or a response that we believe contains errors or inaccuracies, in order to improve response quality.

•	Aggregating the smelters provided by our suppliers into a single list of smelters meeting the definition of a smelter under one of the industry-recognized audit protocols.

Edwards’ suppliers that provided CMRT responses that we determined were product level responses identified 19 smelters. These results are disclosed below under Smelters and Refiners and on Annex A.

Smelter RCOI

Due to the overlap between the smelter RCOI and smelter due diligence processes, the smelter RCOI process is summarized below in the due diligence section of this Report.

DUE DILIGENCE

Edwards’ due diligence process was designed in accordance with the OECD Due Diligence Guidance.

Smelter RCOI and Due Diligence

Edwards’ smelter RCOI and due diligence process is designed to:

•	Identify the scope of the risk assessment of the mineral supply chain; and

•	Assess whether the smelters or refiners have carried out due diligence for responsible supply chains of minerals from conflict-affected and high risk areas.

Our smelter RCOI and due diligence process included the following steps with respect to each smelter identified:

•	We directly engaged with the smelter to determine whether or not the smelter sourced from the covered countries, to the extent this information was not publicly available.

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For smelters that declared directly or through their relevant industry association that they did not source from the covered countries, and were not recognized as conformant by RMI’s Responsible Minerals Assurance Process (the “RMAP”), Edwards reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. The sources reviewed included:

•	A public Internet search of the facility in combination with each of the covered countries; and

•	Specific NGO publications, including those from Enough Project, Global Witness, Radio Okapi and the UN Group of Experts on the Democratic Republic of the Congo.

•

For smelters that did not respond to direct engagement, Edwards reviewed the same publicly available sources to determine if there was any reason to believe that the smelter may have sourced from the covered countries during the reporting period.

•	For smelters that sourced from, or there is reason to believe may have sourced from, the covered countries, the smelter is encouraged to be audited and recognized as conformant by the RMAP.

•

For smelters that have not been audited and recognized as conformant by the RMAP, Edwards communicated the risk to a designated member of senior management and conducted risk mitigation on the smelter as described under Risk Mitigation below.

RISK MITIGATION

Edwards conducted risk mitigation on smelters identified by suppliers that were not recognized as conformant by the RMAP and were believed to be sourcing from covered countries. The risk was reported to our Corporate Vice President, Global Supply Chain. In addition, we took the following steps during our risk mitigation process:

•	Engaged in additional outreach to suppliers that did not respond to our inquiries within the requested time frame, pursuant to our escalation process.

•	Conducted additional due diligence to determine if there was any reason to believe the smelter directly or indirectly financed or benefitted armed groups in the covered countries;

•

Worked with internal stakeholders and relevant suppliers to provide product level information to determine whether 3TG from the specific smelter were actually in Edwards’ supply chain in the 2020 reporting period; and

•	Directly engaged with smelters to verify risk and to encourage them to be audited and recognized as conformant by the RMAP.

INDEPENDENT THIRD-PARTY AUDITS OF SUPPLY CHAIN DUE DILIGENCE

In connection with our due diligence, we utilized and rely on information made available by the RMAP concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make them available on our website. We also provide additional information on our 3TG compliance program in our most recent Sustainability Report, which is available on our website.

SMELTERS AND REFINERS

In connection with our RCOI and due diligence processes, our suppliers identified to us the smelters and refiners listed on Annex A as having processed the necessary 3TG contained in our in-scope products for 2020, through their submission of CMRTs that we determined were completed at the product level. The 20 smelters and refiners identified by our suppliers at the product level for the 2020 reporting period included 2 gold refiners, 6 tantalum smelters, and 12 tin smelters.

The majority of the foregoing smelters and refiners identified by our suppliers for the 2020 reporting period have been audited and recognized as conformant by the RMAP.

IMPROVEMENT PLAN

Edwards has taken and will continue to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary 3TG in Edwards’ products could directly or indirectly benefit or finance armed groups in the covered countries:

•	Consider whether to further enhance our Conflict Minerals Policy to support responsible sourcing of 3TG by our suppliers and otherwise advance the goals of our 3TG compliance program;

•	Include a conflict minerals compliance clause in new and renewing supplier quality agreements;

•	Incorporate a conflict minerals compliance clause into the terms and conditions of standard purchase orders;

•	Continue to drive our suppliers to obtain current, accurate, and complete information about the smelters in their supply chains;

•	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of our Conflict Minerals Policy to them;

•

Continue to communicate to suppliers that we are committed to responsible sourcing from the covered countries, and that we expect our suppliers to not embargo responsibly sourced 3TG originating from the covered countries;

•	Monitor suppliers’ progress toward transitioning to exclusively sourcing from conformant smelters and refiners;

•	Engage with our direct suppliers to engage smelters sourcing from the covered countries to become audited and conformant to a protocol recognized by the RMAP; and

•	Follow up in 2021 on smelters through our suppliers requiring risk mitigation.

ADDITIONAL RISK FACTORS

The statements above are based on the RCOI and due diligence processes performed in good faith by Edwards. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect these statements.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion by suppliers over requirements of the Conflict Minerals Rule, gaps in supplier education and knowledge, timeliness of data, information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conformant smelter audits, materials sourced from the covered countries being declared secondary materials, illegally tagged conflict minerals from the covered countries being introduced into the supply chain, and smuggling of conflict minerals from the covered countries to other countries.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

In connection with our RCOI and due diligence processes, our suppliers identified to us the smelters listed below as having processed the necessary 3TG contained in our in-scope products for 2020. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter Information (1)

Metal	Name of Smelter or Refiner	Country of Location	Smelter Status
Gold	Metalor USA Refining Corporation	UNITED STATES	Conformant

Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN	Conformant

Tantalum	H.C. Starck Co., Ltd.	THAILAND	On Smelter List

Tantalum	H.C. Starck Inc.	UNITED STATES	Conformant

Tantalum	H.C. Starck Ltd.	JAPAN	On Smelter List

Tantalum	H.C. Starck Smelting GmbH & Co. KG	GERMANY	On Smelter List

Tantalum	H.C. Starck Tantalum and Niobium GmbH	GERMANY	On Smelter List

Tantalum	Taki Chemical Co., Ltd.	JAPAN	Conformant

Tin	EM Vinto	BOLIVIA	Conformant

Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Conformant

Tin	Metallo Belgium N.V.	BELGIUM	Conformant

Tin	Mineração Taboca S.A.	BRAZIL	Conformant

Tin	Minsur	PERU	Conformant

Tin	Mitsubishi Materials Corporation	JAPAN	Conformant

Tin	Operaciones Metalúrgicas S.A.	BOLIVIA	Conformant

Tin	PT Timah Tbk Kundur	INDONESIA	Conformant

Tin	PT Timah Tbk Mentok	INDONESIA	Conformant

Tin	Thaisarco	THAILAND	Conformant

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	Conformant

Tin	Yunnan Tin Company Limited	CHINA	Conformant

(1)	We note the following in connection with the information contained in the foregoing table:

(a)

The smelters listed in the table were identified by our suppliers as being part of our 2020 supply chain, through their submission of product level CMRTs. Some of our suppliers may have reported to us smelters that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters reflected above may not be all of the smelters in our 2020 supply chain, since: (i) we have not included smelter information that our suppliers reported to us at a “company level,” meaning that they reported to us the 3TG contained in all of their products, not just the products that they sold to us, or that was reported to us at a “user defined” level that was broader than the products that we purchased from the supplier; and (ii) many of our suppliers were unable to identify all of the smelters used to process the necessary 3TG content contained in our in-scope products.

(b)	Smelter status information in the table is as of March 15, 2021.

(c)

“Conformant” means that a smelter was listed as RMAP Conformant by the RMI and successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included smelters were not necessarily Conformant for all or part of 2020 and may not continue to be Conformant for any future period.

(d)

“On Smelter List” means the smelter was not listed as Conformant or “active” by the RMI but is on the Smelter Look-up tab of the Template. The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

(e)	Smelter status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

Country of Origin Information

The countries of origin of the 3TG processed by the Conformant smelters listed above may have included the countries listed below, as well as other countries. We are unable to determine specifically the countries of origin of the 3TG in our products. Accordingly, the 3TG in our products may not have originated in a particular country listed below.

Argentina	Fiji	Mongolia	Solomon Islands
Australia	Finland	Morocco	South Africa
Azerbaijan	French Guiana	Myanmar	Spain
Bolivia	Georgia	Namibia	Suriname
Botswana	Ghana	Netherlands	Swaziland
Brazil	Guatemala	New Zealand	Sweden

Burkina Faso	Guinea	Nicaragua	Taiwan
Burundi*	Guyana	Niger	Tajikistan
Canada	Honduras	Nigeria	Tanzania*
Chile	Indonesia	Papua New Guinea	Thailand
China	Ivory Coast	Peru	Turkey
Colombia	Japan	Philippines	Uganda*
Costa Rica	Kazakhstan	Portugal	United Kingdom
Cote d’Ivoire	Kenya	Puerto Rico	United States of America
Cyprus	Laos	Russian Federation	Uruguay
Democratic Republic of the Congo*	Liberia	Rwanda*	Vietnam
Dominican Republic	Malaysia	Saudi Arabia	Zambia*
Ecuador	Mali	Senegal	Zimbabwe
Egypt	Mauritania	Serbia
Ethiopia	Mexico	Slovakia

*	Represents a Covered Country.

Some of the listed smelters may have processed 3TG originating solely from recycled or scrap sources and others may have processed both recycled and scrap content and newly mined content from one or more of the countries indicated above.